THERON RESOURCE GROUP

March 10, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker

Dear Sirs:

Re: Theron Resource Group
Registration Statement on Form S-1 Filed on March 10, 2009
File Number 333-146518

We have reviewed your comment letter dated February 13, 2009 and have the following responses. This letter provides an explanation of our response and, where applicable, quotes the amended wording. We have also provided by separate mailing a hard copy and a black-line of the amended filing.

General

1.	As the result of an error in collation, the courtesy copy provided to your offices did not contain a copy of the May 31, 2008 balance sheet or statement of operations.

In the future we will only provide you with the correct courtesy copies that completely correspond to the publicly filed document.

2.

The rate of interest chosen was arbitrarily set at 5%. The interest rate is in line with and generally in excess of world rates at the present time and we believe is fully compliant with applicable law. Such a statement has been inserted in the S-1 on page 2 as part of the Rescission Offering section and is also referenced on pages 9, 18 and 19 where reference is made to the rate of interest to be paid stating that:

“such interest rate generally is in excess of world rates at the present time”.

We have determined that the Federal Reserve rate is currently somewhat under 1%, the best one year rate for its best customers as quoted by the Bank of America is just under 1%, the deposit rates in Hong Kong are under 1% on U.S. Dollar accounts whereas in China it is possible to obtain a term rate of just over 2%.

3.	We believe that our rescission offering is in compliance with Wyoming state laws, our state of incorporation.

Registration Statement Cover Page

4.	The cover page of this filing indicates that this is “Amendment Number 2 to Form S-1”.

5.	We have deleted the statement that “rescission offers for such potential violations are commonly made by companies in these situations”.

1598 Gulf Road, Number 34, Point Roberts, Washington, U.S.A. 98281
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: theronresourcegroup@gmail.com

Ms. Anne Nguyen Parker, Branch Chief,	2.
Securities & Exchange Commission,
March 10, 2009

Questions and Answers About the Rescission Offer

Why are we making the rescission offer?

6.	We have added the following paragraph to the response to this question:

“The rescission offer is intended to address federal and, if applicable, state securities laws compliance issues by allowing the holders of the shares covered by the rescission offer to rescind the underlying securities transactions and to sell the securities back to us. In addition, the rescission offer is being conducted to reduce contingent liabilities.”

What happens if I do not return my rescission offer election form?

7.	We have added the following to our answer:

“Although for the purposes of closing the rescission offering we will “deem” that you have waived your rights if you do not participate in the rescission, under federal law a person’s right of rescission created under the Securities Act may survive the rescission offer (see also the following question and answer).”

Further, we have amended the clause stating that “the shares will have no restrictions attached to them” to read “the shares will no longer be considered “restricted securities” under federal securities laws”. This clarification has also been made in a number of other occurrences of the same wording in the filing – see also response 13.

How will the recission offer be funded?

8.

In order to fix the interest rate to be charged by Mr. Satchwell on any necessary shareholder loans arising from the rescission, we have added the clause “which will be set at the Federal Reserve prime rate plus three percent” (at the date of closing).

Where can I get more information about Theron?

9.	We have revised the answer to this question to read:

“You can obtain more information about Theron from registration statement filings and any future filings we may make from time to time with the Commission. These filings are available on the SEC’s website at www.sec.gov.

Until such time as we have an Exchange Act Section 15(d) or Section 13(a) reporting obligation we will not be filing any periodic reports with the SEC other than for required amendments to this rescission offering registration statement.”

Risk Factors

Risks Related to the Rescission Offer

Our senior officer has established a trust account …

10.	The majority of the shareholders to whom we are offering rescission are residents of Asia. Given the complications of audit trail issuances of funds to persons in that area and the high cost of

Ms. Anne Nguyen Parker, Branch Chief,	3.
Securities & Exchange Commission,
March 10, 2009

individual wire transfers from North America, Mr. Satchwell felt it was expedient to have the account managed closer to the majority of subscribers who may elect to accept the rescission offer. In that he has other business interests in Hong Kong, that city became the choice of escrow location.

Risks Associated With Theron Resource Group

Currently Theron has no right to the claims …

11.

The statement in the financial statements is correct in that the date should be August 31, 2009. A typographical error was entered into this section which has now been corrected. In addition, we have corrected the date shown in the previous sentence of that paragraph to August 31, 2008.

We will be required to evaluate our internal controls …

12.	We have added the following to this risk factor”

“However, we will not need to provide such management reports on internal control over financial reporting until Theron has either been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or filed an annual report with the Commission for the prior fiscal year.”

Rescission Offering

Rejection or Failure to Affirmatively Accept

13.	We have altered sentence two to delete the reference to “will be registered” such that it now reads:

“Your shares will no longer be considered “restricted securities” under federal securities laws and will be fully tradeable under the Securities Act, unless you are an affiliate of Theron within the meaning of Rule 144 or Rule 145, as the case may be.”

We have also revised risk 4 under Risks Related to the Rescission Offer on page 11 and in The Rescission Offering, Background section, last paragraph on page 17 in a similar manner.

Material U.S. Federal Income Tax Consequences

Capital Gains

14.	We have deleted this section in its entirety as, to the best of our knowledge, none of the shareholders is subject to capital gains tax since all are foreign residents.

15.	We have deleted the statement “the federal income tax discussion set forth above is a summary and is included for general discussion purposes only”.

Ms. Anne Nguyen Parker, Branch Chief,	4.
Securities & Exchange Commission,
March 10, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

16.	We have added the following sentence to the end of paragraph 1:

“Our sole costs to the end of the current fiscal year will be filing costs associated with the filing of our registration statement with the Commission.”

In addition, we have added a clause “or additional funds for general operating capital are required to carry us forward” to paragraph 3 such that the paragraph now reads:

“If it turns out that we have not raised enough money to complete a secondary exploration program or additional funds for general operating capital are required to carry us forward, we will try to raise the funds from a new public offering, a private placement, loans or the establishment of a joint venture whereby a third party would pay the costs associated with phase II and we would retain a carried interest. At the present time, we have not made any plans to raise additional funds and there is no assurance that we would be able to raise money in the future.”

17.

We believe that the information disclosed in the first risk of the Risks Associated With the Theron Resource Group sufficiently delineates the risk factor commented upon and that any additional disclosure would be redundant. In that risk factor we state:

1. Because our auditors have issued a going concern opinion and because our officers and directors have not indicated a willingness to loan any money to us, other than for the loan that may be required to fully fund the rescission offering, it is likely we will not be able to achieve our objectives and will have to cease operations unless our rescission offer is largely declined.

Our auditors have issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months. Because our officers and directors are unwilling to loan or advance any additional capital to us, other than for the loan that may be required to fully fund the rescission offering, we believe that we will have to suspend or cease operations within twelve months if the majority of our shareholders elect to rescind their share purchases under the rescission offering and we are forced to repay most or all of the funds received to date from the SB-2 offering.

Liquidity and Capital Resources

18.	We have inserted the following before the last paragraph to clarify the implications of the rescission offering on our liquidity:

“In the event that the rescission offer is fully exercised, our total liabilities will increase by approximately $50,000 plus any interest payable on the recission. If that $50,000 were to have been included as a liability at November 30, 2008, as opposed to a contingent liability, the preceding paragraph would have reflected:

As of November 30, 2008 our total assets consisting entirely of cash and prepaid expenses amounted to $4,538 and total liabilities would have been $52,180. Working capital would have been negative $47,642. In addition, there would have been approximately an additional $2,500 payable in interest expenses.”

Ms. Anne Nguyen Parker, Branch Chief,	5.
Securities & Exchange Commission,
March 10, 2009

Exhibit 5.1

19.	A legal opinion that satisfies the requirements of Item 601(b)(5) of Regulation S-K has been filed with the submission.

20.	The legal opinion as filed with this submission is factually correct.

21.	The legal opinion filed with this submission in hard copy courtesy form bears the signature of counsel. The copy filed on EDGAR bears an electronic signature.

Exhibit 99.4

22.	The stock power contained a typographical error and has been corrected. A copy is filed with this submission.

Other

A)	On the front page we have amended the expected “sale” date sentence to read:

Approximate Date Of Commencement Of Proposed Offering To The Shareholders: As soon as practicable after the effective date of this Registration Statement or approximately April 30, 2009.

B)

It has been brought to our attention that the correct date of filing of our SB-2 registration statement was October 05, 2007 not October 04, 2007 as we had noted in our previous filing. This date has been corrected throughout the registration statement.

C)

On pages 17, under the heading Rescission Offering, on page 24 under “Results of Operations – Revenue and on page 42 under Recent Sales of Unregistered Securities – May 31, 2008 in order to clarify how communications have been handled with the subscribers subject to the rescission offering we have added the following:

“Each has been apprised that rather than unilaterally completing a rescission of the sold shares we were proceeding with a rescission offering to give them each the opportunity to rescind or not rescind their purchase of shares sold by the Company or by certain shareholders between December, 2007 and May, 2008. This was done by letter on January 23, 2009 in which we provided a reference to the filed documents on EDGAR. Following each amendment to our S-1 filing we will be providing an update by letter or e-mail indicating that the new filing was an update based on comments made by the Securities and Exchange Commission as part of the ongoing review of the registration statement.”

We trust that you will find this to be in order.

Yours truly,
THERON RESOURCE GROUP

/s/ “Jerry R. Satchwell”

Jerry R. Satchwell
President